Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2014 Results

BEIJING, China, February 11, 2015 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20141.

Fourth Quarter and Fiscal Year 2014 Highlights

•	Total revenues in the fourth quarter of 2014 were RMB14.050 billion ($2.264 billion), a 47.5% increase from the corresponding period in 2013. Mobile revenue represented 42% of total revenue for the fourth quarter of 2014, up from 36% in the third quarter of 2014.

•	Total revenues in fiscal year 2014 were RMB49.052 billion ($7.906 billion), a 53.6% increase from 2013. Mobile revenue represented 37% of total revenue for fiscal year 2014.

•	Operating profit in the fourth quarter of 2014 was RMB2.952 billion ($475.8 million), a 7.8% increase from the corresponding period in 2013.

•	Operating profit in fiscal year 2014 was RMB12.804 billion ($2.064 billion), a 14.4% increase from 2013.

•	Net income attributable to Baidu in the fourth quarter of 2014 was RMB3.229 billion ($520.4 million), a 16.0% increase from the corresponding period in 2013. Diluted earnings attributable to Baidu per ADS for the fourth quarter of 2014 were RMB9.01 ($1.45); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2014 were RMB9.97 ($1.61).

•	Net income attributable to Baidu in fiscal year 2014 was RMB13.187 billion ($2.125 billion), a 25.4% increase from 2013. Diluted earnings attributable to Baidu per ADS for the fiscal year 2014 were RMB37.32 ($6.01); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for fiscal year 2014 were RMB40.05 ($6.45).

“2014 was a year of remarkable accomplishment for Baidu. We’ve successfully transitioned from a PC-centric to a mobile-first company, positioning us well for the next phase of our mobile opportunity: connecting people with services,” said Robin Li, chairman and chief executive officer of Baidu. “In December, for the first time search revenue from mobile surpassed PC.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the effective noon buying rate as of December 31, 2014, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

“Robust mobile performance again drove our strong topline growth this quarter and underpinned the reacceleration of our revenue growth in 2014.” said Jennifer Li, chief financial officer of Baidu. “The investments we’ve made in mobile over the last two years have clearly paid off and set the stage for Baidu to capture an even larger market opportunity. 2015 will be an important year for Baidu as we execute on our plan and invest for the next phase of mobile growth. For the upcoming quarter, our guidance reflects the combined impact of both the late timing of Chinese New Year this year and mobile’s growing traffic contribution, which monetizes at a rate lower than that of PC. We expect mobile’s monetization rate to trend up throughout the year.”

Fourth Quarter 2014 Results

Baidu reported total revenues of RMB14.050 billion ($2.264 billion) for the fourth quarter of 2014, representing a 47.5% increase from the corresponding period in 2013.

Online marketing revenues for the fourth quarter of 2014 were RMB13.845 billion ($2.231 billion), representing a 46.3% increase from the corresponding period in 2013. Baidu had about 523,000 active online marketing customers2 in the fourth quarter of 2014, representing a 16% increase from the corresponding period in 2013 and a 1.4% increase from the third quarter of 2014. Revenue per online marketing customer for the fourth quarter of 2014 was approximately RMB26,400 ($4,255), a 26.3% increase from the corresponding period in 2013 and a 1.9% increase compared to the third quarter of 2014.

Traffic acquisition cost as a component of cost of revenues was RMB1.887 billion ($304.2 million), representing 13.4% of total revenues, as compared to 12.3% in the corresponding period in 2013 and 12.9% in the third quarter of 2014. The increase mainly reflects increased contribution of contextual ads, mobile and promotion of Hao123.

Bandwidth costs as a component of cost of revenues were RMB748.6 million ($120.7 million), representing 5.3% of total revenues, compared to 5.9% in the corresponding period in 2013.

Depreciation costs as a component of cost of revenues were RMB553.6 million ($89.2 million), representing 3.9% of total revenues, compared to 4.3% in the corresponding period in 2013.

Content costs as a component of cost of revenues were RMB592.0 million ($95.4 million), representing 4.2% of total revenues, compared to 3.8% in the corresponding period in 2013, and 3.7% in the third quarter of 2014. The increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB3.524 billion ($568.0 million), representing an increase of 89.2% from the corresponding period in 2013, and an increase of 30.5% from the previous quarter, primarily due to an increase in promotional spending for mobile products and services.

[2]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Research and development expenses were RMB2.136 billion ($344.2 million), a 69.0% increase from the corresponding period in 2013, and an increase of 16.6% from the previous quarter, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB339.0 million ($54.6 million) in the fourth quarter of 2014, compared to RMB177.4 million in the corresponding period in 2013, and RMB234.2 million in the third quarter of 2014. The increase reflects year-end true-up and incentives granted to one of our subsidiaries.

Operating profit was RMB2.952 billion ($475.8 million), representing a 7.8% increase from the corresponding period in 2013. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB3.291 billion ($530.4 million), a 12.8% increase from the corresponding period in 2013.

Income tax expense was RMB538.5 million ($86.8 million), compared to income tax expense of RMB338.8 million in the corresponding period in 2013. The effective tax rate for the fourth quarter of 2014 was 15.6% as compared to 11.2% for the corresponding period in 2013.

Net income attributable to Baidu was RMB3.229 billion ($520.4 million), representing a 16.0% increase from the corresponding period in 2013. Basic and diluted earnings per ADS for the fourth quarter of 2014 amounted to RMB9.05 ($1.46) and RMB9.01 ($1.45), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB3.568 billion ($575.1 million), a 20.5% increase from the corresponding period in 2013. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2014 amounted to RMB10.02 ($1.61) and RMB9.97 ($1.61), respectively.

As of December 31, 2014, the Company had cash, cash equivalents and short-term investments of RMB57.671 billion ($9.295 billion).

Net operating cash inflow for the fourth quarter of 2014 was RMB5.342 billion ($861.0 million). Capital expenditures for the fourth quarter of 2014 were RMB1.540 billion ($248.3 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB4.125 billion ($664.8 million) for the fourth quarter of 2014, representing a 15.8% increase from the corresponding period in 2013.

Fiscal Year 2014 Results

Total revenues in 2014 were RMB49.052 billion ($7.906 billion), representing a 53.6% increase from 2013.

Online marketing revenues in 2014 were RMB48.495 billion ($7.816 billion), representing a 52.5% increase from 2013. The growth was driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had about 813,000 active online marketing customers in 2014, representing an 8.0% increase from 2013. Revenue per online marketing customer for 2014 was RMB59,400 ($9,574), an increase of 40.8% from 2013.

Traffic acquisition costs in 2014 were RMB6.328 billion ($1.020 billion), representing 12.9% of total revenues, compared to 11.6% in 2013. The increase mainly reflects increased contribution of contextual ads, mobile and promotion of Hao123.

Bandwidth costs as a component of cost of revenues were RMB2.848 billion ($459.0 million), representing 5.8% of total revenues, compared to 6.1% in 2013.

Depreciation costs as a component of cost of revenues were RMB1.959 billion ($315.7 million), representing 4.0% of total revenues, compared to 4.6% in 2013.

Content costs as a component of cost of revenues were RMB1.872 billion ($301.7 million), representing 3.8% of total revenues, compared to 2.6% in 2013. The increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses in 2014 were RMB10.382 billion ($1.673 billion), representing an increase of 100.7% from the previous year, primarily due to an increase in promotional spending for mobile products and services.

Research and development expenses totaled RMB6.981 billion ($1.125 billion) in 2014, representing a 70.0% increase from 2013, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB962.7 million ($155.2 million) in 2014, compared to RMB514.7 million in 2013. The increase was a result of increased share grants to employees.

Operating profit in 2014 was RMB12.804 billion ($2.064 billion), a 14.4% increase from 2013. Operating profit excluding share-based compensation expenses (non-GAAP) in 2014 was RMB13.767 billion ($2.219 billion), representing a 17.6% increase from 2013.

Income tax expense was RMB2.231 billion ($359.6 million), compared to an income tax expense of RMB1.829 billion in 2013. The effective tax rate for 2014 was 15.4% as compared to 15.0% in 2013.

Net income attributable to Baidu in 2014 was RMB13.187 billion ($2.125 billion), representing a 25.4% increase from 2013. Basic and diluted earnings attributable to Baidu per ADS for 2014 amounted to RMB37.46 ($6.04) and RMB37.32 ($6.01), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) in 2014 was RMB14.150 billion ($2.281 billion), reflecting a 28.2% increase from 2013. Basic and diluted earnings attributed to Baidu per ADS excluding share-based compensation expenses (non-GAAP) in 2014 were RMB40.21 ($6.48) and RMB40.05 ($6.45), respectively.

Net operating cash inflow in 2014 was RMB17.937 billion ($2.891 billion). Capital expenditures in 2014 were RMB4.827 billion ($778.0 million).

Adjusted EBITDA (non-GAAP) was RMB16.755 billion ($2.700 billion) in 2014, representing a 21.3% increase from 2013.

Outlook for First Quarter 2015

Baidu currently expects to generate total revenues in an amount ranging from RMB12.645 billion ($2.038 billion) to RMB13.065 billion ($2.106 billion) for the first quarter of 2015, representing a 33.2% to 37.6% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on February 11, 2015, U.S. Eastern Time (9:00 AM on February 12, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67239381
US:	+1 8456750437
UK:	+44-2030598139
Hong Kong:	+852 30186771

Passcode for all regions:	71423813

A replay of the conference call may be accessed by phone at the following number until February 19, 2015:

International:	+61-2-8199-0299

Passcode:	71423813

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2015 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese, Japanese and other Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	September 30,	December 31,	December 31,
(In RMB thousands except for share, per share (or ADS) information)	2014	2013	2014	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	13,844,607	9,462,202	13,427,179	48,495,215	31,802,219
Other services	205,622	60,711	92,577	557,103	141,705

Total revenues	14,050,229	9,522,913	13,519,756	49,052,318	31,943,924

Operating costs and expenses:
Cost of revenues (note 1, 2)	(5,438,351)	(3,656,489)	(5,068,337)	(18,885,450)	(11,471,839)
Selling, general and administrative (note 2)	(3,524,371)	(1,862,966)	(2,700,008)	(10,382,142)	(5,173,533)
Research and development (note 2)	(2,135,506)	(1,263,835)	(1,831,590)	(6,980,962)	(4,106,832)

Total operating costs and expenses	(11,098,228)	(6,783,290)	(9,599,935)	(36,248,554)	(20,752,204)

Operating profit	2,952,001	2,739,623	3,919,821	12,803,764	11,191,720

Other income:
Interest income	573,154	367,922	536,367	1,992,818	1,308,542
Interest expense	(183,575)	(148,207)	(177,168)	(628,571)	(447,084)
Foreign exchange income (loss), net	22,873	(40,861)	(44,476)	75,780	(48,379)
Loss from equity method investments	(5,867)	(651)	(9,982)	(26,952)	(5,806)
Other income, net	93,200	115,399	20,091	257,704	186,023

Total other income	499,785	293,602	324,832	1,670,779	993,296

Income before income taxes	3,451,786	3,033,225	4,244,653	14,474,543	12,185,016

Income taxes	(538,493)	(338,832)	(656,768)	(2,231,172)	(1,828,930)

Net income	2,913,293	2,694,393	3,587,885	12,243,371	10,356,086

Less: net loss attributable to noncontrolling interests	(315,776)	(89,870)	(288,227)	(943,698)	(162,880)
Net income attributable to Baidu, Inc.	3,229,069	2,784,263	3,876,112	13,187,069	10,518,966

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	90.51	79.22	110.53	374.60	299.75
Net income attributable to Baidu, Inc.-Diluted	90.06	78.99	110.02	373.15	299.32

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu, Inc.-Basic	9.05	7.92	11.05	37.46	29.98
Net income attributable to Baidu, Inc.-Diluted	9.01	7.90	11.00	37.32	29.93

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,093,674	35,013,458	35,069,521	35,062,466	34,986,228
Diluted	35,269,030	35,117,726	35,231,630	35,198,474	35,036,346

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,029,267)	(702,336)	(997,040)	(3,597,763)	(2,329,558)
Traffic acquisition costs	(1,887,301)	(1,175,929)	(1,741,922)	(6,328,155)	(3,704,146)
Bandwidth costs	(748,604)	(563,709)	(752,607)	(2,847,770)	(1,938,520)
Depreciation costs	(553,572)	(410,164)	(512,758)	(1,958,754)	(1,469,646)
Operational costs	(616,228)	(433,478)	(557,515)	(2,246,491)	(1,175,624)
Content costs	(592,008)	(361,702)	(498,119)	(1,871,906)	(830,369)
Share-based compensation expenses	(11,371)	(9,171)	(8,376)	(34,611)	(23,976)

Total cost of revenues	(5,438,351)	(3,656,489)	(5,068,337)	(18,885,450)	(11,471,839)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(11,371)	(9,171)	(8,376)	(34,611)	(23,976)
Selling, general and administrative	(149,395)	(63,861)	(102,680)	(426,052)	(164,704)
Research and development	(178,261)	(104,319)	(123,137)	(502,077)	(326,047)

Total share-based compensation expenses	(339,027)	(177,351)	(234,193)	(962,740)	(514,727)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31	December 31
(In RMB thousands except for number of shares and per share data)	2014	2013
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	13,852,725	9,691,797
Restricted cash	413,010	259,533
Short-term investments	43,818,037	28,734,761
Accounts receivable, net	3,664,447	2,220,846
Amounts due from related parties	50	104
Deferred tax assets, net	684,952	286,844
Other assets, current	3,407,427	1,835,265

Total current assets	65,840,648	43,029,150

Non-current assets:
Fixed assets, net	8,705,364	5,370,268
Intangible assets, net	3,574,359	3,630,315
Goodwill	17,418,895	16,864,350
Long-term investments, net	2,878,922	634,777
Amounts due from related parties	—	370,916
Deferred tax assets, net	259,127	97,940
Other assets, non-current	984,193	988,072

Total non-current assets	33,820,860	27,956,638

Total assets	99,661,508	70,985,788

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	93,000	—
Accounts payable and accrued liabilities	12,964,893	7,362,138
Customer advances and deposits	4,296,440	2,977,872
Deferred revenue	164,809	226,599
Deferred income	518,543	77,287
Long-term loans, current portion	2,167,405	343,625
Capital lease obligation	57,346	44,907
Due to Related Parties, Current	8,385	398

Total current liabilities	20,270,821	11,032,826

Non-current liabilities:
Deferred income	39,626	376,491
Long-term loans	1,860,000	2,112,359
Notes payable	21,647,023	15,116,990
Amounts due to related parties	8	373,227
Deferred tax liabilities	1,143,821	1,200,270
Capital lease obligation	50,079	40,999
Other Non Current Liabilities	144,542	67,376

Total non-current liabilities	24,885,099	19,287,712

Total liabilities	45,155,920	30,320,538

Redeemable noncontrolling interests	1,894,502	—

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,492,452 shares and 27,613,315 shares issued and outstanding as at December 31, 2013 and December 31, 2014	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,537,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2013 and December 31, 2014	3	3
Additional paid-in capital	3,633,919	3,056,418
Retained earnings	47,659,772	34,525,386
Accumulated other comprehensive income (loss)	231,923	843,096

Total Baidu, Inc. shareholders’ equity	51,525,629	38,424,915
Noncontrolling interests	1,085,457	2,240,335
Total equity	52,611,086	40,665,250

Total liabilities, redeemable noncontrolling interests, and equity	99,661,508	70,985,788

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2013			Three months ended September 30, 2014			Three months ended December 31, 2014			Twelve months ended December 31, 2013			Twelve months ended December 31, 2014
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results

Operating profit	2,739,623	177,351	2,916,974	3,919,821	234,193	4,154,014	2,952,001	339,027	3,291,028	11,191,720	514,727	11,706,447	12,803,764	962,740	13,766,504

	Three months ended December 31, 2013			Three months ended September 30, 2014			Three months ended December 31, 2014			Twelve months ended December 31, 2013			Twelve months ended December 31, 2014
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Net income attributable to Baidu, Inc.	2,784,263	177,351	2,961,614	3,876,112	234,193	4,110,305	3,229,069	339,027	3,568,096	10,518,966	514,727	11,033,693	13,187,069	962,740	14,149,809

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended December 31, 2013	As a % of total revenues	Three months ended September 30, 2014	As a % of total revenues	Three months ended December 31, 2014	As a % of total revenues	Twelve months ended December 31, 2013	As a % of total revenues	Twelve months ended December 31, 2014	As a % of total revenues
Net cash provided by operating activities	4,107,321	42%	4,855,114	36%	5,342,027	38%	13,792,971	43%	17,937,175	37%

Changes in assets and liabilities, net of effects of acquisitions	(589,598)	-6%	(270,608)	-2%	(1,255,890)	-9%	(810,058)	-3%	(1,742,520)	-5%
Income taxes expenses	338,832	4%	656,768	5%	538,493	4%	1,828,930	6%	2,231,172	5%
Interest income and other, net	(293,602)	-3%	(324,832)	-2%	(499,785)	-4%	(993,296)	-3%	(1,670,779)	-3%

Adjusted EBITDA	3,562,953	37%	4,916,442	36%	4,124,845	29%	13,818,547	43%	16,755,048	34%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.